UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 1-8957

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-K	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant            Alaska Air Group, Inc.

Former name if applicable

Address of principal executive office (Street and number)

19300 Pacific Highway South

City, State and Zip Code            Seattle, Washington 98188

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Alaska Air Group, Inc. (“we” or the “Company”) has required additional time to revise our consolidated financial statements to reflect the following changes to our classification of fuel hedging gains and losses.

     In our press release of first quarter results on April 23, 2004, we classified gains and losses associated with the ineffective portion of changes in fair value of our fuel hedge positions as a component of aircraft fuel expense rather than nonoperating income (expense) and reclassified the first quarter of 2003 to conform to the 2004 presentation. We have since revised our consolidated financial statements to present those gains and losses in nonoperating income (expense), consistent with our historical presentation. There will be no impact from this change on the pretax loss, net loss, loss per share, or balance sheet information disclosed in the April 23 press release.

     The following table reconciles the classification changes:

	March 31, 2003*	March 31, 2004
Aircraft fuel, press release	$89.4	$107.4
Reclassification	0.8	0.4

Aircraft fuel, Form 10-Q*	$90.2	$107.8

Operating loss, press release	$(77.8)	$(58.1)
Reclassification	(0.8)	(0.4)

	March 31, 2003*	March 31, 2004
Operating loss, Form 10-Q*	$(78.6)	$(58.5)

Other-net, press release	$(0.4)	$(0.3)
Reclassification	0.8	0.4

Other-net, Form 10-Q*	$0.4	$0.1
Nonoperating income (expense), press release	$(10.1)	$(8.1)
Reclassification	0.8	0.4

Nonoperating income (expense), Form 10-Q*	$(9.3)	$(7.7)

*	The amounts for 2003 are as previously reported in the Form 10-Q for that period.

Revision to Previously Filed Financial Statements

     We previously recorded unrealized gains and losses related to the ineffective portion of changes in fair value of our fuel hedge positions as non-operating income (expense) and then reclassified those gains and losses to fuel expense as those hedges were settled. This practice was not consistent with our policy, which was to record the ineffective portion in non-operating income (expense). We will amend our consolidated financial statements previously filed with the Securities and Exchange Commission to adjust our historical presentation of such items. Such revisions will result in reclassification between operating income (loss) and nonoperating income (expense) in the consolidated statements of operations. The revisions have no impact on previously reported pretax income (loss), net income (loss), earnings (loss) per share, the consolidated balance sheets, the consolidated statement of shareholders equity or the consolidated statements of cash flows for any prior periods.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Bradley D. Tilden	(206)	392-5040

(Name)	(Area code)	(Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒	Yes	☐	No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and,

if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has previously announced by press release a first quarter 2004 net loss of $42.7 million, or $1.59 per diluted share. The net loss decreased from the 2003 net loss of $56.3 million, or $2.12 per diluted share, despite very high jet fuel costs ($1.14 per gallon in 2004 compared to $1.00 per gallon in 2003) and a $2.4 million impairment charge related to Horizon’s F-28 aircraft and related spare engines. The Company plans to report consolidated operating and pre-tax losses of $58.5 million and $66.2 million, respectively, in 2004 versus $78.6 million and $87.9 million, respectively, in 2003. Results of operations in 2004 were positively impacted by relatively strong winter demand and improved yields. The comparison to 2003 is favorably impacted by a demand drop off in 2003 resulting from the war in Iraq.

Alaska Air Group, Inc.

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 11, 2004	By	/s/ Bradley D. Tilden

Bradley D. Tilden
Executive Vice President/Finance and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).